Exhibit (e)(1)
EXCERPTS FROM DEFINITIVE PROXY STATEMENT DATED MAY 10, 2006 (FILED WITH
THE SEC ON APRIL 28, 2006) RELATING TO THE 2006 ANNUAL MEETING OF
SHAREHOLDERS OF ONYX SOFTWARE CORPORATION
Compensation of Directors
     On July 29, 2005, our board of directors adopted the following compensation structure for all incoming non-employee directors. Each non-employee director who is initially appointed or elected to the board of directors will automatically receive an initial option grant to purchase 45,000 shares of our common stock. Each option grant will vest quarterly over a three-year period and have an exercise price equal to the fair market value of our common stock on the date of grant. In addition, immediately following each year’s annual meeting of shareholders, each continuing director, provided that he or she has served as a director for minimum of six months prior to the date of the shareholder meeting, will automatically receive an additional option grant to purchase 25,000 shares of our common stock. These option grants will vest quarterly over a one-year period and have an exercise price equal to the fair market value of our common stock on the date of grant.
     Non-employee directors are also entitled to receive an annual fee of $15,000 for serving as a member of the board of directors, an annual fee of $5,000 for serving as a member of the audit committee and an annual fee of $2,500 for serving as a member of the compensation committee and the nominating and corporate governance committee. For 2006, our lead director will also receive a fee of $7,500. In addition, non-employee directors are entitled to receive $1,500 for each board of directors meeting that they attend in person, $500 for each board meeting that they attend by telephone, $500 for each committee meeting that they attend in person and $250 for each committee meeting that they attend by telephone. Directors are also reimbursed for reasonable expenses they incur in attending meetings of the board of directors and its committees.
     On April 6, 2005, each of Ms. Dial and Messrs. Elmore and Santell received an option to purchase 2,500 shares of our common stock. Each of these grants vests 20% annually over a five-year period and has an exercise price equal to the fair market value of our common stock on the date of the grant. These grants were part of an automatic annual grant originally made to these directors in 2001, the final grant of which occurred on April 6, 2006.
     On August 8, 2005, we granted each of Messrs. Elmore, Porter, Santell and Tarkoff, along with Ms. Dial, an option to purchase 25,000 shares of common stock, which option vests quarterly over a one-year period and has an exercise price equal to the fair market value of our common stock on the date of the grant. On August 8, 2005, we also granted Mr. Tarkoff and Ms. Dial an additional option to purchase 10,000 shares of common stock, which option vests quarterly over a one-year period and has an exercise price equal to the fair market value of our common stock on the date of the grant. On December 2, 2005, upon joining the board of directors, Mr. Boesenberg was granted an initial option to purchase 45,000 shares of our common stock under the terms for initial option grants for new non-employee directors described above.
Security Ownership of Certain Beneficial Owners and Management
     The following table sets forth, as of April 1, 2006, certain information regarding the beneficial ownership of:
•	each person known by us to own beneficially 5% or more of our outstanding voting securities, based on publicly available information;

•	each of the named executive officers for whom information is provided under “Executive Compensation” in this proxy statement;

•	each of our directors; and

•	all of our directors and executive officers as a group.
     On April 1, 2006, we had 18,473,405 shares of common stock outstanding. To our knowledge, the beneficial owners listed below have sole voting and investment power with respect to the shares shown as beneficially owned as of that date, except for Loeb Arbitrage Fund and affiliates, with respect to which the information in this table is as of March 30, 2006, Diker GP, LLC and affiliates, and Austin W. Marxe and David M. Greenhouse, with respect to which the information in this table is as of December 31, 2005. Under SEC rules, beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options exercisable currently or within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

	Number of Shares
Name and Address of Beneficial Owners(1)	Beneficially Owned	Percentage
Executive Officers
Janice P. Anderson(2)	369,373	2.0%
Robert J. Chamberlain(3)	115,150	*
John S. Denault(4)	89,937	*
Mary A. Reeder(5)	247,858	1.3
Brian C. Henry	—	—
Mark P. Mader	—	—
Other Directors
Charles M. Boesenberg(6)	3,750	*
Teresa A. Dial(7)	468,112	2.5
William B. Elmore(8)	2,615,615	14.1
William Porter(6)	43,750	*
Daniel R. Santell(6)	85,468	*
Robert M. Tarkoff(9)	144,775	*
All directors and executive officers as a group (10 persons)(10)	4,183,788	22.6
Other Principal Shareholders
Loeb Arbitrage Fund and affiliates(11)	1,653,341	9.0
Diker GP, LLC and affiliates(12)	1,636,901	8.9
Austin W. Marxe and David M. Greenhouse(13)	2,060,152	11.2

*	Less than 1% of the outstanding shares of common stock.

(1)	The address for Loeb Arbitrage Fund and affiliates is c/o Loeb Partners Corporation, 61 Broadway, New York, NY 10006. The address for Diker GP, LLC and affiliates is 745 Fifth Avenue, Suite 1409, New York, NY 10151. The address for Messrs. Marxe and Greenhouse is 527 Madison Avenue, Suite 2600, New York, NY 10022.

(2)	Includes 308,540 shares subject to options exercisable currently or within 60 days of April 1, 2006.

(3)	Includes 43,750 shares subject to options exercisable currently or within 60 days of April 1, 2006 and 400 shares of common stock held by Mr. Chamberlain’s minor son, of which shares he disclaims beneficial ownership.

(4)	Includes 68,937 shares subject to options exercisable currently or within 60 days of April 1, 2006.

(5)	Includes 223,746 shares subject to options exercisable currently or within 60 days of April 1, 2006.

(6)	Represents shares subject to options exercisable currently or within 60 days of April 1, 2006.

(7)	Includes 92,968 shares subject to options exercisable currently or within 60 days of April 1, 2006.

(8)	Includes 3,095 shares held by Foundation Capital Entrepreneurs Fund L.L.C., which is affiliated with Foundation Capital Management, L.L.C. Mr. Elmore is a member of Foundation Capital Management, L.L.C., and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest arising from his interest in Foundation Capital Management, L.L.C. Also includes 176,713 shares held by the Elmore Family Trust, of which Mr. Elmore is trustee, 2,350,399 shares held by Elmore Family Investments, L.P., of which Mr. Elmore is general partner, and 85,468 shares subject to options exercisable currently or within 60 days of April 1, 2006.

(9)	Represents 93,525 shares held by a family trust, of which Mr. Tarkoff is trustee, and 51,250 shares subject to options exercisable currently or within 60 days of April 1, 2006.

(10)	Includes 1,032,627 shares subject to options exercisable currently or within 60 days of April 1, 2006.

(11)	The information in this table for Loeb Arbitrage Fund and affiliates, or Loeb, is based solely on a Schedule 13D filed by Loeb with the SEC regarding its beneficial ownership of our common stock on March 30, 2006.

(12)	The information in this table for Diker GP, LLC and affiliates, or the Diker Group, is based solely on a Schedule 13G/ A filed by the Diker Group with the SEC regarding its beneficial ownership of our common stock on December 31, 2005.

(13)	The information in this table for Austin W. Marxe and David M. Greenhouse is based solely on a Schedule 13G/ A filed by Messrs. Marxe and Greenhouse with the SEC regarding their beneficial ownership of our common stock on December 31, 2005.
Executive Compensation - Compensation Summary
     The following table sets forth the annual compensation earned by and stock options granted to our Chief Executive Officer and the three other most highly compensated executive officers whose salary and bonus for the fiscal year ended December 31, 2005 exceeded $100,000, and two additional individuals for whom information would have been reported but for the fact that such persons were not serving as executive officers at the end of fiscal 2005.
Summary Compensation Table

					Long-Term
					Compensation
					Awards
		Annual Compensation			Securities
					Underlying	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)		Options (#)	Compensation ($)
Janice P. Anderson(1)	2005	$350,000	$163,232		135,000	$105,372	(2)
President and Chief Executive	2004	199,007	85,000		600,000	203,134	(3)
Officer
Robert J. Chamberlain(4)	2005	193,270	18,581		150,000	—
Chief Financial Officer
John S. Denault(5)	2005	225,000	140,170	(6)	15,000	—
Senior Vice President of the	2004	52,933	70,000	(7)	138,000	—
Americas
Mary A. Reeder	2005	191,667	26,377		—	—
Senior Vice President of Research	2004	175,500	4,500		125,000	—
and Development	2003	171,750	—		37,500	—
Brian C. Henry(8)	2005	101,042	—		—	—
Former Executive Vice President	2004	316,876	—		187,500	—
and Chief Financial Officer	2003	310,105	—		87,500	—
Mark P. Mader(9)	2005	180,193	36,083		—	—
Former Senior Vice President of	2004	185,376	17,147		150,000	—
Global Services	2003	175,928	23,650		58,500	—

(1)	Ms. Anderson joined Onyx on June 7, 2004. Her 2004 compensation reflects a partial year of service.

(2)	Consists of (a) excess life insurance premiums of $1,644 and (b) expenses of $103,728 paid to Ms. Anderson pursuant to her employment agreement dated June 7, 2004 in connection with her relocation to the Bellevue, Washington area.

(3)	Consists of (a) excess life insurance premiums of $977 and (b) expenses of $202,157 paid to Ms. Anderson pursuant to her employment agreement dated June 7, 2004 in connection with her relocation to the Bellevue, Washington area.

(4)	Mr. Chamberlain joined Onyx on March 24, 2005. His compensation for 2005 represents a partial year of service.

(5)	Mr. Denault joined Onyx on October 7, 2004. His compensation for 2004 represents a partial year of service.

(6)	Includes commissions earned in 2005.

(7)	Represents a signing bonus paid to Mr. Denault upon commencement of his employment.

(8)	Mr. Henry resigned as Executive Vice President and Chief Financial Officer of Onyx effective March 24, 2005. His 2005 compensation represents a partial year of service.

(9)	Mr. Mader resigned as Senior Vice President of Global Services on November 11, 2005. His 2005 compensation represents a partial year of service.
Executive Compensation — Option Grants
     During fiscal 2005, we granted options to purchase a total of 1,110,490 shares of common stock to our employees, including the individuals listed in the Summary Compensation Table. This number does not include options to purchase 197,500 shares of common stock that we granted to our non-employee directors during 2005. No stock appreciation rights were granted during fiscal 2005. These options were granted at exercise prices equal to the fair market value of our common stock on the date of grant.
     The following table sets forth certain information with respect to stock options granted to each of the individuals listed in the Summary Compensation Table in fiscal 2005. In accordance with SEC rules, the “potential realizable values” provided in the following table are:
•	net of exercise price before taxes;

•	based on the assumption that our common stock appreciates at the annual rates shown, compounded annually, from the date of grant until the expiration of the term; and

•	based on the assumption that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.
     These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock.

Option Grants in Fiscal 2005

Individual Grants
Percent of
		Total			Potential Realizable
		Options			Value at Assumed
	Number of	Granted			Annual Rates of Stock
	Securities	to			Price Appreciation for
	Underlying	Employees	Exercise		Option Term
	Options	in Fiscal	Price	Expiration
Name	Granted	Year	($/share)	Date	5%	10%
Janice P. Anderson	135,000 (1)	12.2%	$3.37	1/20/15	$285,691	$723,997
Robert J. Chamberlain	150,000 (2)	13.5%	$2.61	3/28/15	$246,212	$623,950
John S. Denault	15,000 (1)	1.4%	$4.05	6/3/15	$38,158	$96,700
Mary A. Reeder	—	—	—	—	—	—
Brian C. Henry	—	—	—	—	—	—
Mark P. Mader	—	—	—	—	—	—

(1)	Such options vest and become exercisable as to approximately 2% of the shares each month, commencing one month from the date of grant.

(2)	Such options vest and become exercisable as to 25% of the shares on March 24, 2006 and an additional approximately 2% monthly after such date.
Executive Compensation — Option Exercises in 2005 and Fiscal Year-End Option Values
     The following table presents information regarding options that were exercised by the individuals listed in the Summary Compensation Table in 2005, options held by such individuals and the value of those options as of December 31, 2005. The value of in-the-money options is based on the closing price on December 31, 2005 of $4.24 per share, net of the option exercise price.
Aggregated Option Exercises in 2005 and
Fiscal Year-End Option Values

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at December 31,		In-the-Money Options
			2005 (#)		at December 31, 2005 ($)
	Shares Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Janice P. Anderson	—	—	143,437	341,563	$70,382	$182,493
Robert C. Chamberlain	—	—	—	150,000	—	244,500
John S. Denault	—	—	54,875	98,125	37,466	62,059
Mary A. Reeder	—	—	151,583	95,917	338,049	64,476
Brian C. Henry	42,013	$7,562	—	—	—	—
Mark P. Mader	300	107	79,658	—	39,423	—
Executive Compensation — Employment Contracts and Change of Control Arrangements
     Pursuant to an employment agreement dated June 7, 2004, we agreed to provide Janice P. Anderson, our President and Chief Executive Officer, an annual salary of $350,000, participation in our leveraged compensation bonus program, stock options as granted by the board of directors from time to time, insurance and other employee benefits.
     Ms. Anderson’s employment agreement also provides that if Ms. Anderson is terminated other than for “Cause,” or if Ms. Anderson terminates her employment in response to a “Constructive Termination” (as such terms are defined in the employment agreement), there shall be automatic vesting of that portion of Ms. Anderson’s outstanding options that would have vested in the one-year period following the date of such termination. All such options shall become exercisable for a six-month period from the date of such termination. Ms. Anderson will also receive a severance payment equal to the sum of 12 months’ base salary. In addition, in the event of such termination, Ms. Anderson will receive an aggregate amount equal to 100% of her actual, earned bonus under the leveraged compensation bonus program for the fiscal year prior to the fiscal year in which such termination occurs. In addition, Ms. Anderson will receive continuation of life insurance and health coverage for one year from the date of termination.
     If Ms. Anderson is terminated within two years after a change of control of Onyx, or within six months prior to a change in control if such termination is a condition to any such transaction that results in a change in control, 100% of the shares subject to options then held by her shall vest and become exercisable for a one-year period from the date of such termination. In addition, she will receive a severance payment equal to the sum of 18 months’ base salary and a payment equal to 150% of the payments described above that are otherwise owed to her under the leveraged compensation bonus program, and continuation of insurance coverage for an 18-month period from the date of termination.
     Pursuant to an employment agreement between Onyx and John S. Denault, our Senior Vice President of the Americas, we agreed to provide Mr. Denault certain severance payments in the event he was terminated without “Cause” or due to “Permanent Disability” (as such terms are defined in Mr. Denault’s employment agreement). In the event of such a termination, Mr. Denault would receive six months’ base salary and continuation of life insurance and health coverage for six months from the date of termination.
     Pursuant to an employment agreement between Onyx and Robert J. Chamberlain, our Chief Financial Officer, we agreed to provide Mr. Chamberlain certain severance payments in the event he was terminated without “Cause” or due to “Permanent Disability” or resigns for “Good Reason” (as such terms are defined in Mr. Chamberlain’s employment agreement). In the event of such a termination, Mr. Chamberlain would receive six months’ base salary and continuation of life insurance and health coverage for six months from the date of termination. Further, if in connection with a Corporate Transaction (as such term is defined in Mr. Chamberlain’s employment agreement), Mr. Chamberlain’s employment is terminated without Cause or due to Permanent Disability or he resigns for Good Reason, Mr. Chamberlain shall receive the benefits described above, as well as his targeted incentive bonus for the performance period, pro-rated to the date of his termination.
Executive Compensation — Securities Authorized for Issuance Under Equity Compensation Plans
     The following table presents information as of December 31, 2005 with respect to our compensation plans, including individual compensation arrangements, under which equity securities are registered for issuance with the SEC.
Equity Compensation Plan Information

			Number of Securities
			Remaining Available for
			Future Issuance under
	Number of Securities to	Weighted-Average	Equity Compensation
	be Issued upon Exercise	Exercise Price of	Plans (Excluding
	Of Outstanding Options,	Outstanding Options,	Securities Reflected in
Plan Category	Warrants and Rights	Warrants and Rights	Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,987,564 (1)	$8.46 (2)	1,962,960 (3)
Equity compensation plans not approved by security holders	1,019,500 (4)	$7.42 (5)	442,611 (6)
Total	4,007,064	$8.19	2,405,571

(1)	Includes 155,179 shares of common stock to be issued upon exercise of options outstanding under our 1994 Combined Incentive and Nonqualified Stock Compensation Plan, or 1994 Plan, at December 31, 2005 and 2,832,385 shares of common stock to be issued upon exercise of options outstanding under our 1998 Stock Incentive Plan, or 1998 Plan, at December 31, 2005. Does not

include any shares of common stock to be issued under our 1999 Employee Stock Purchase Plan, or ESPP, at December 31, 2005.

(2)	Includes the weighted-average exercise price of options outstanding under the 1994 Plan and the 1998 Plan at December 31, 2005.

(3)	Includes 1,716,234 shares available for future issuance under the 1998 Plan and 246,726 shares available for future issuance under the ESPP at December 31, 2005. No additional shares are available for issuance under the 1994 Plan. The number of shares reserved for issuance under the 1998 Plan is automatically increased on the first day of each fiscal year by an amount equal to the lesser of (a) 837,882 shares of common stock and (b) 5% of the adjusted average common shares outstanding used to calculate fully diluted earnings per share as reported in our annual report to shareholders for the preceding year. The number of shares reserved for issuance under the ESPP is automatically increased on the first day of each fiscal year by an amount equal to the least of (a) 100,000 shares, (b) 1.2% of the average number of common shares outstanding used to calculate fully diluted earnings per share as reported in our annual report to shareholders for the preceding year and (c) a lesser amount determined by our board of directors. See Note 11 of the Notes to Consolidated Financial Statements for the year ended December 31, 2005, included in our annual report on Form 10-K filed with the SEC, for more information regarding these equity compensation plans.

(4)	Includes 419,500 shares of common stock to be issued upon exercise of options outstanding under our 2001 Nonofficer Employee Stock Compensation Plan, or NOE Plan, at December 31, 2005 and 600,000 shares of common stock to be issued to Janice Anderson, our President and Chief Executive Officer, upon exercise of options granted to her outside of any of our stock option plans. See Note 11 of the Notes to Consolidated Financial Statements for the year ended December 31, 2005, included in our annual report on Form 10-K filed with the SEC, for more information regarding the NOE Plan and the grant of options to Ms. Anderson.

(5)	Includes the weighted-average exercise price of options outstanding under the NOE Plan and the options granted to Ms. Anderson.

(6)	Represents shares available for future issuance under the NOE Plan.
Compensation Committee Report on Executive Compensation
     The compensation committee reviews and determines our executive compensation objectives and policies, administers our stock option plans and approves certain stock option grants. The compensation committee operates under a written charter adopted by the board of directors, which was amended and restated by the board on January 28, 2005. On an annual basis, the committee evaluates the performance and compensation of our executive officers. The members of our compensation committee are William B. Elmore and Daniel R. Santell, each of whom is an independent director as defined under Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards.
     The committee’s executive compensation philosophy is to pay competitively in order to attract qualified executive personnel capable of leading us in achieving our business objectives, retain and motivate these executives to superior performance, link individual compensation to individual and company performance, and align executives’ financial interests with those of our shareholders.
     Our executive compensation program includes the following components:
•	competitive base salaries;

•	annual bonuses that are structured to encourage executives to focus on achieving important short-term and long-term corporate objectives; and

•	long-term incentives, in the form of stock option grants, which are intended to provide financial rewards on the same basis as those realized by our shareholders.
     Base Salary. When setting the base salary of the chief executive officer and the other executive officers, the committee considers, among other factors, the range of salaries paid to executives of companies of comparable size in similar industries and located within the local area. In evaluating salaries, the committee considers knowledge of local pay practices as reported in financial periodicals or otherwise accessible to the committee, as well as the executive’s existing equity position. The base salary for executive officers is reviewed annually. Additionally, a review of the chief executive officer’s performance and a general review of our financial and stock price performance are considered. With respect to Ms. Anderson, the committee determined that her 2005 base salary should be set at $350,000, an amount representative of prevailing market rates for a chief executive officer of companies similarly situated to Onyx, Ms. Anderson’s past experience in the software industry and her strategic importance to us.
     Bonuses. All executives are eligible for cash bonuses based on attaining both corporate and individual goals, with the maximum potential bonus ranging from 35% to 100% of the executive’s base salary. Upon achieving these goals, bonus payment targets are set as a percentage of base compensation depending on the executive officer’s level of responsibility, with certain adjustments reflecting individual performance. Ms. Anderson received a bonus of $163,232 for her performance in 2005. Bonus payments for our other named executive officers are presented in the Summary Compensation Table under the heading “Bonus.”
     Stock Option Grants. We provide our executive officers and other employees with long-term incentives through our stock option plans. The objective of the plans is to provide incentives to maximize shareholder value. The committee relies on a variety of subjective factors when granting options, which factors primarily relate to the responsibilities of the individual officers, their expected future contribution, prior option grants and overall equity position in Onyx. Options are typically granted at the then-current market price. Prior to January 2000, option grants were typically subject to a four-and-one-half-year vesting period. Option grants made subsequent to January 2000 are typically subject to a four-year vesting period.
     Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the tax deductibility by a corporation of compensation in excess of $1 million paid to the chief executive officer and any other of its four most highly compensated executive officers. Compensation that qualifies as “performance-based” is, however, excluded from the $1 million limit. The committee does not presently expect total cash compensation payable for salaries to exceed the $1 million limit for any individual executive. Our 1994 Combined Incentive and Nonqualified Stock Compensation Plan and 1998 Stock Incentive Compensation Plan are designed to qualify as performance-based compensation that is fully deductible by us for income tax purposes. Options granted under our 2001 Nonofficer Employee Stock Compensation Plan and options granted outside of any stock option plan do not qualify as performance-based compensation that is deductible for income tax purposes.
     The committee believes that our compensation policies have been successful in attracting and retaining qualified employees and in linking compensation directly to corporate performance relative to our goals. The committee will continue to monitor the compensation levels potentially payable under our other compensation programs, but intends to retain the flexibility necessary to provide total compensation in line with competitive practice, our compensation philosophy and our best interests.
COMPENSATION COMMITTEE
William B. Elmore
Daniel R. Santell